  Exhibit 99.1

High Tide Reports Record Quarterly Distribution of 7.6 Tonnes of Medical Cannabis Through Remexian Pharma GmbH, Accelerating German Market Leadership

CALGARY, AB, May 6, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today preliminary tonnage data from its 51%-owned German subsidiary, Remexian Pharma GmbH ("Remexian"), for the second fiscal quarter ended April 30, 2026.

During the quarter, Remexian sold 7.6 tonnes of medical cannabis into the German market, representing the highest quarterly distribution volume in its history. Volumes increased 21% on a sequential basis and 49% year over year.

"Distributing 7.6 tonnes in a single quarter is not just a record for Remexian--it is clear evidence that our model is scaling in the largest medical cannabis market in Europe. What we are seeing now is the direct result of pairing a leading German distribution platform with High Tide's unparalleled procurement capabilities built over $2.2 billion of legal cannabis sales in Canada," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"This level of sequential and year-over-year growth reinforces our conviction that Germany is only the beginning. We are building a repeatable, capital-efficient distribution engine that can be expanded across Europe, subject to regulatory conditions. We fully intend to leverage this momentum to continue taking share in Germany while methodically entering additional high-growth markets," added Mr. Grover.

High Tide Inc., May 6, 2026. (CNW Group/High Tide Inc.)

Germany imported 201.1 tonnes of medical cannabis in 2025, more than doubling the previous year's 72.9 tonnes, with almost half of its imports (over 93 tonnes) coming from Canada.1

The foregoing Remexian tonnage figures are preliminary, unaudited and subject to revision upon completion of the Company's second fiscal quarter financial statements. They have not been reviewed or approved by the Company's audit committee or board of directors, and should not be relied upon as a substitute for the complete financial results that the Company expects to report in June 2026. Accordingly, these figures may differ from the amounts ultimately reported in the Company's interim financial statements and management's discussion and analysis for the quarter ended April 30, 2026. The Company will report its complete second fiscal quarter 2026 financial results, including revenue, gross profit, net income (loss) and adjusted EBITDA, in June 2026.

___________________________ [1] Source: Germany's Federal Institute for Drugs and Medical Devices (BfArM)

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 221 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices, with a market share exceeding 10% of tonnage imported. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the accuracy of the preliminary, unaudited tonnage figures and whether they will vary in the second fiscal quarter financial statements; the timing of the Company's release of its complete second fiscal quarter 2026 financial results; Remexian's ability to continue capturing share in the German medical cannabis market; the future growth of the German medical cannabis market; the Company's ability to leverage its Canadian procurement capabilities to expand Remexian's distribution; the Company's broader European expansion strategy and its ability to enter additional European medical cannabis markets; and the continued momentum of Remexian's operations. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Remexian Pharma GmbH, Tonnage - Q2 2026 (CNW Group/High Tide Inc.)

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SOURCE High Tide Inc.

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%CIK: 0001312206

CO: High Tide Inc.

CNW 06:00e 06-MAY-26